UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-50858 001-00871

Bucyrus International, Inc.

(Exact name of registrant as specified in its charter)

P. O. Box 500

1100 Milwaukee Avenue

South Milwaukee, Wisconsin 53172

(414) 768-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         One

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BUCYRUS INTERNATIONAL, INC.

(Registrant)

	By:	/s/ Julie A. Lagacy
Date: July 18, 2011		Name:	Julie A. Lagacy
		Title:	Chief Financial Officer

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